Exhibit 99.2

Notice of Grant of Stock Options and Option Agreement	Incyte Corporation ID: [ ] 1801 Augustine Cut-Off Wilmington, DE 19803

[Optionee Name]	Option Number:	[ ]
[Optionee Address]	Plan:	Inducement
	ID:	[ ]

Effective <Date>, you have been granted a Nonstatutory Stock Option Agreement to buy [______] shares of Incyte Corporation (Incyte) stock at $[______] per share.

The total option price of the shares granted is $[_______].

Shares in each period will become fully vested on the date shown.

Shares	Vest Type	Full Vest	Expiration

You and Incyte agree that these options are granted under and governed by the terms and conditions of Incyte’s 2024 Inducement Stock Incentive Plan and the Stock Option Agreement that can be reviewed by clicking the link provided above. By accepting this Notice, you are agreeing to all of those terms and conditions.

When you accept this Notice, Incyte may email all documents related to the Plan or this award to you. Incyte may also deliver these documents by posting them on a website maintained by Incyte or by a third party under contract with Incyte. If Incyte posts these documents on a website, you will be notified.

These options are granted in connection with your offer of employment with Incyte and are intended to qualify as an “inducement” grant under Nasdaq Listing Rule 5635(c)(4), which provides an exception from the stockholder approval requirements otherwise applicable to equity compensation arrangements. The Plan and the Agreement will be interpreted in accordance with and consistent with that exception.

INCYTE CORPORATION

2024 INDUCEMENT STOCK INCENTIVE PLAN:

GLOBAL NONSTATUTORY STOCK OPTION AGREEMENT

FOR EXECUTIVE OFFICERS

Nonstatutory Stock Option	This option is not intended to be an incentive stock option under section 422 of the Internal Revenue Code.
Vesting	Your right to exercise this option vests in 37 installments over a 4-year period, as shown on the Notice of Grant of Stock Options (the “grant notice”). The first installment consists of 25% of the total number of shares covered by this option. It becomes exercisable on the “full vest” date shown on the grant notice. Each of the subsequent installments consists of 2.08333% of the total number of shares covered by this option. The subsequent installments become exercisable at the end of each of the 36 months following the full vest date of the first installment. The number of shares in each installment will be rounded to the nearest whole number. No additional shares subject to this option will vest after your service as an employee, director, consultant or advisor of Incyte (or any subsidiary) has terminated for any reason, except as provided below under “Change in Control,” or in your offer letter or employment agreement with Incyte.

Term

Your option will expire in any event at the close of business at Incyte headquarters on the day before the 10th anniversary of the Date of Grant, as shown on the grant notice. (It will expire earlier if your service terminates, as described below.)

Regular Termination or Disability

If your service as an executive officer or director of Incyte terminates for any reason other than death, your option will expire at the close of business at Incyte headquarters on whichever of the following dates applies to you:

•       24 months after your service terminates, if the termination occurs because of your total and permanent disability (as defined below);

•      36 months after your service terminates, if the termination occurs because of your retirement as an employee of Incyte after you have reached a combined age and years of service totaling 75 and have completed at least 15 years of service as an employee of Incyte (“full retirement”); or

•      90 days after your service terminates, if the termination occurs because of any reason other than your total and permanent disability, full retirement or death.

If your service as an employee (other than as an executive officer), consultant or advisor of Incyte (or any subsidiary) terminates for any reason other than death, your option will expire at the close of business at Incyte headquarters on whichever of the following dates applies to you:

•       6 months after your service terminates, if the termination occurs because of your total and permanent disability (as defined below); or

•       90 days after your service terminates, if the termination occurs because of any reason other than your total and permanent disability or death. Notwithstanding the foregoing, if after full retirement (as defined above) as an executive officer or director, your service continues as an employee (other than an executive officer), consultant or advisor of Incyte or any of its subsidiaries, and such service terminates for any reason other than your total and permanent disability, or death, your option will expire at the later of 90 days after your service terminates or 12 months after your full retirement.

“Total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Incyte determines when your service terminates for any purpose under this option award and the Plan.

Death

If you die while serving as an executive officer or director of Incyte, then your option will expire at the close of business at Incyte headquarters on the date 24 months after the date of death. During that 24-month period, your estate or heirs may exercise the vested portion of your option.

If you die while serving as an employee (other than as an executive officer), consultant or advisor of Incyte (or any subsidiary), then your option will expire at the close of business at Incyte headquarters on the date 6 months after the date of death. During that 6-month period, your estate or heirs may exercise the vested portion of your option.

Leaves of Absence

For purposes of this option, your service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by Incyte in writing and the terms of the leave or applicable law requires continued service crediting. But your service terminates in any event when the approved leave ends, unless you immediately return to active work.

Incyte determines which leaves count for this purpose and the date the approved leave ends.

Restrictions on Exercise

Incyte will not permit you to exercise this option if the committee designated by the Board of Directors to administer the Plan (the “Committee”) determines, in its sole and absolute discretion, that the issuance of shares at that time could violate any law or regulation.

Notice of Exercise

When you wish to exercise this option, you must notify Incyte by filing the proper “Notice of Exercise” form at the address given on the form or according to such other exercise procedures established by Incyte at the time of exercise (which may be electronic and may be on the platform of a third-party under contract with Incyte). Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered (in your name only or in your and your spouse’s names as community property or as joint tenants with right of survivorship, in jurisdictions where such registrations may be lawful). Incyte will determine whether your proposed registration is valid. If your proposed registration is valid, the notice will be effective when it is received by Incyte.

If someone else wants to exercise this option after your death, that person must prove to Incyte’s satisfaction that he or she is entitled to do so.

Form of Payment

When you submit your notice of exercise, you must include payment of the option price, as shown in the grant notice, for the shares you are purchasing. Payment may be made in one (or a combination of two or more) of the following forms:

•       Your personal check, a cashier’s check or a money order.

•       Irrevocable directions to a securities broker approved by Incyte to sell your option shares and to deliver all or a portion of the sale proceeds to Incyte in payment of the option price and any Tax-Related Items (as defined below). The balance of the sale proceeds, if any, will be delivered to you. The directions must be given by signing a special “Notice of Exercise” form provided by Incyte (or by following such other procedures established by Incyte at the time of exercise).

•       Certificates for Incyte stock that you have owned for at least 6 months, along with any forms needed to effect a transfer of the shares to Incyte. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option price.

A form of payment will not be available if the Committee determines, in its sole and absolute discretion, that such form of payment could violate any law or regulation.

Responsibilities for Taxes

Regardless of any action taken by Incyte or, if different, your employer, the ultimate liability for all income tax (including U.S. federal, state, and local taxes and/or non-U.S. taxes), social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you (the “Tax-Related Items”) is and remains your responsibility and may exceed the amount, if any, withheld by Incyte or your employer.

Incyte and your employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items, and (ii) do not commit to and are under no obligation to reduce or eliminate your liability for Tax-Related Items or to structure the terms of this option to achieve any particular tax result.

If you become subject to taxation in more than one jurisdiction, Incyte and/or your employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any taxable or tax withholding event, you will make arrangements satisfactory to Incyte and your employer so that Incyte and your employer can fulfill any withholding obligations for Tax-Related Items. Incyte shall not be required to issue any shares or deliver the proceeds of the sale of any shares until such obligations are satisfied.

In this regard, Incyte and/or your employer, or their respective agents, at their discretion, may fulfill any applicable withholding obligations for Tax-Related Items by one or a combination of the following:

(A)           withholding from your wages or other cash amount payable to you by Incyte and/or your employer;

(B)           withholding from proceeds of the sale of shares acquired upon exercise of this option either through a voluntary sale or through a mandatory sale arranged by Incyte (on your behalf pursuant to this authorization without further consent);

(C)            requiring you to make a cash payment to Incyte or your employer;

(D)           withholding shares of Incyte stock otherwise issuance upon exercise of this option; and/or

(E)           any other method of withholding determined by Incyte and permitted by applicable law.

If the obligation for Tax-Related Items is satisfied by withholding shares, for tax purposes, you will be deemed to have been issued the full number of shares subject to the exercised option, notwithstanding that a number of shares are withheld to pay the Tax-Related Items.

Incyte may withhold or account for Tax-Related Items by considering statutory withholding rates or other applicable withholding rates, including up to the maximum applicable rate in your jurisdiction to the extent permitted under the Plan. In the event any over-withholding results from the application of statutory or other withholding rates, you may receive a refund from your employer or you may be required to request a refund from the tax authorities in your country, but you will not be entitled to any interest or to the equivalent amount in shares. In the event any under-withholding results from the application or statutory or other withholding rates, you may be required to pay additional amounts to the tax authorities in your country.

Restrictions on Resale

By accepting the grant notice, you agree not to sell any option shares at a time when applicable laws or Incyte policies prohibit a sale. This restriction will apply as long as you are an employee, director, consultant or advisor of Incyte (or any subsidiary).

Change in Control

The following provisions will apply in the event a Change in Control (as defined in the Plan) occurs while this option is outstanding and you are still performing service as an employee, director, consultant or advisor of Incyte (or any parent or subsidiary). For purposes of these provisions, Incyte or any parent or subsidiary for which you are performing services is referred to as the “Employer.”

If this Agreement is not assumed or replaced with a new comparable award (with the determination of comparability to be made by the Committee), then there would be full accelerated vesting of this option upon the Change in Control.

If this Agreement is assumed or replaced with a new comparable award, then this option (or such comparable award) would vest in full if within one year following the Change in Control your service for the Employer is terminated without Cause or is Constructively Terminated.

For purposes of this Agreement, “Cause” shall mean

(i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the grant notice (or where there is such an agreement or plan but it does not define “cause” (or words of like import)): (A) your continued failure to perform your duties with the Employer (other than any such failure resulting from incapacity due to physical or mental illness or total and permanent disability, which incapacity has been recognized as such by the Committee or its designee); (B) engagement in illegal conduct, gross misconduct or dishonesty that is injurious to the Employer or its affiliates; (C) unauthorized disclosure or misuse of any of the Employer’s secret, confidential or proprietary information, knowledge or data relating to the Employer or its affiliates; or (D) violation of any of the employee policies or procedures of the Employer; or

(ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the grant notice that defines “cause” (or words of like import), as defined under such agreement or plan.

For purposes of this Agreement, “Constructive Termination” shall mean

(i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the grant notice (or where there is such an agreement or plan but it does not define “constructive termination” (or words of like import)): (A) the assignment to you of any duties fundamentally inconsistent with your position, authority, duties or responsibilities as in effect immediately prior to a Change in Control (or any other action by the Employer that results in a fundamental diminishment in such position, authority, duties or responsibilities as in effect immediately prior to a Change in Control), provided that neither a mere change in title alone nor reassignment to a position that is substantially similar to the position held prior to the Change in Control shall constitute fundamental diminishment; (B) the Employer requiring you to be based at any office or location more than 50 miles from the office or location where you are based immediately prior to the Change in Control; or (C) any reduction in your annual base salary or target bonus opportunity (if any) from that which exists immediately prior to a Change in Control; or

(ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the grant notice that defines “constructive termination” (or words of like import), as defined under such agreement or plan.

Transfer of Option

Prior to your death, only you may exercise this option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, designate a family member or family trust as your beneficiary to exercise this option after your death (your designation must be in writing and delivered to Incyte), or you may dispose of this option in your will. Incyte has the sole and absolute discretion to determine whether any beneficiary designation or will is valid for purposes of the transfer of this option following your death.

Regardless of any marital property settlement agreement, Incyte is not obligated to honor a notice of exercise from your former spouse, nor is Incyte obligated to recognize your former spouse’s interest in your option in any way.

Retention Rights

Neither your option nor this Agreement gives you the right to be retained by Incyte (or any subsidiaries) in any capacity. Incyte (and any subsidiaries) reserve the right to terminate your service at any time, with or without cause.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of Incyte until a certificate for your option shares has been issued. No adjustments are made for dividends or other rights if the applicable record date occurs before your stock certificate is issued, except as described in the Plan.

Recovery and Reimbursement of Option Gain

Incyte shall have the right to recover, or receive reimbursement for, any compensation or profit realized by the exercise of this option or by the disposition of any option shares to the extent Incyte has such a right of recovery or reimbursement under applicable securities laws.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Incyte stock, the number of shares covered by this option and the exercise price per share may be adjusted pursuant to the Plan.

Jurisdiction-Specific Provisions

Additional or different terms and conditions and/or information with respect to this option may be included in an appendix to this Agreement. The appendices constitute part of this Agreement.

This option is subject to any terms and conditions for your jurisdiction set forth in Appendix A to this Agreement (“Appendix A”). If you transfer residence and/or employment to a country reflected in Appendix A, the terms and conditions for such country will apply to you to the extent Incyte determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. In addition, Incyte may impose other requirements on this option and require you to sign additional agreements or undertakings that Incyte determines may be necessary or advisable for legal or administrative reasons to accomplish the grant of this option or the issuance of the securities issuable upon exercise of this option.

Information regarding the use of personal data in connection with the Plan is set forth in Appendix B to this Agreement (“Appendix B”).

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice of law provisions).
Venue

Any and all disputes relating to, concerning or arising from this Agreement, or relating to, concerning or arising from the relationship between you and Incyte evidenced by this option or this Agreement, shall be brought and heard exclusively in the United States District Court for the District of Delaware or the Delaware Superior Court, New Castle County. You hereby represent and agree that you are subject to the personal jurisdiction of said courts, irrevocably consent to the jurisdiction of such courts in any legal or equitable proceedings related to, concerning or arising from such dispute, and waive, to the fullest extent permitted by law, any objection which you may now or hereafter have that the laying of the venue of any legal or equitable proceedings related to, concerning or arising from such dispute which is brought in such courts is improper or that such proceedings have been brought in an inconvenient forum.

The Plan and Other Agreements

The text of the Incyte Corporation 2024 Inducement Stock Incentive Plan (the “Plan”) is incorporated in this Agreement by reference. All capitalized terms not defined in this Agreement are subject to definition under the Plan. If there is any discrepancy between the terms and conditions of this Agreement and the terms and conditions of the Plan, the terms and conditions of the Plan shall control.

This Agreement, the grant notice and the Plan constitute the entire understanding between you and Incyte regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under the Agreement, this Agreement may be amended only by another written agreement signed by you and Incyte.

By accepting the grant notice, you agree to all of the terms and conditions described in this Agreement (including any appendix) and in the Plan.